UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                  Aptimus, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    03833V108
                                 (CUSIP Number)

                              Michael Emanuel, Esq.
                          c/o Loeb Partners Corporation
                  61 Broadway, N.Y., N.Y., 10006 (212) 483-7047
            (Name, address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                September 4, 2007
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with statement [ ]. (A fee is not required only if the following reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described is Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 03833V108

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Loeb Partners Corporation

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [X]

                                                             (b) [ ]
3  SEC USE ONLY
4  SOURCE OF FUNDS*

       WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED      [ ]
   PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware

NUMBER OF          7  SOLE VOTING POWER
SHARES                17,912 Shares of Common stock
BENEFICIALLY       8  SHARED VOTING POWER
OWNED BY              19,568 Shares of Common stock
EACH               9  SOLE DISPOSITIVE POWER
REPORTING             17,912 Shares of Common stock
PERSON WITH       10  SHARED DISPOSITIVE POWER
                      19,568 Shares of Common stock

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       37,480 Shares of Common stock

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES        [ ]
CERTAIN SHARES*

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       0.57%

14 TYPE OF REPORTING PERSON*
       CO, BD, IA

                                  SCHEDULE 13D

CUSIP NO. 03833V108

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Loeb Arbitrage Fund

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [X]

                                                             (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS

       WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED       [ ]
   PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION

       New York

NUMBER OF          7  SOLE VOTING POWER
SHARES                356,031 Shares of Common stock
BENEFICIALLY       8  SHARED VOTING POWER
OWNED BY              -----
EACH               9  SOLE DISPOSITIVE POWER
REPORTING             356,031 Shares of Common stock
PERSON WITH       10  SHARED DISPOSITIVE POWER
                      -----

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       356,031 Shares of Common stock

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES        [ ]
CERTAIN SHARES*

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       5.39%

14 TYPE OF REPORTING PERSON*
       PN, BD

                                  SCHEDULE 13D

CUSIP NO. 03833V108

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Loeb Offshore Fund Ltd.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [X]

                                                             (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

       WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED      [ ]
   PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
       Cayman Islands

NUMBER OF          7  SOLE VOTING POWER
SHARES                80,801 Shares of Common stock
BENEFICIALLY       8  SHARED VOTING POWER
OWNED BY              --------
EACH               9  SOLE DISPOSITIVE POWER
REPORTING             80,801 Shares of Common stock
PERSON WITH       10  SHARED DISPOSITIVE POWER
                      -------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       80,801 Shares of Common stock

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES        [ ]
CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.22%

14 TYPE OF REPORTING PERSON*
         CO

                                  SCHEDULE 13D

CUSIP NO. 03833V108

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Loeb Arbitrage B Fund LP

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [X]

                                                             (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

       WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED      [ ]
   PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware

NUMBER OF          7  SOLE VOTING POWER
SHARES                102,808 Shares of Common stock
BENEFICIALLY       8  SHARED VOTING POWER
OWNED BY              --------
EACH               9  SOLE DISPOSITIVE POWER
REPORTING             102,808 Shares of Common stock
PERSON WITH       10  SHARED DISPOSITIVE POWER
                      -------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       102,808 Shares of Common stock

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES        [ ]
CERTAIN SHARES*

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       1.56%

14 TYPE OF REPORTING PERSON*
       PN

                                  SCHEDULE 13D

CUSIP NO. 03833V108

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Loeb Offshore B Fund Ltd.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [X]

                                                             (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

       WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED      [ ]
   PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
       Cayman Islands

NUMBER OF          7  SOLE VOTING POWER
SHARES                29,938  Shares of Common stock
BENEFICIALLY       8  SHARED VOTING POWER
OWNED BY              --------
EACH               9  SOLE DISPOSITIVE POWER
REPORTING             29,938  Shares of Common stock
PERSON WITH       10  SHARED DISPOSITIVE POWER
                      -------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       29,938  Shares of Common stock

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES        [ ]
CERTAIN SHARES*

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       0.45%

14 TYPE OF REPORTING PERSON*
       CO

Item 1.  Security and Issuer.
------   -------------------

     The title and class of equity security to which this Statement relates is the common stock, 0.01 par value per share (the "Common Stock"), of Aptimus, Inc. The address of the Issuer's principal executive offices is 199 Fremont Street, San Francisco, CA 94105.

Item 2.  Identity and Background.
------   -----------------------

     Loeb Arbitrage Fund ("LAF"), 61 Broadway, New York, New York, 10006, is a New York limited partnership. It is a registered broker/dealer. Its general partner is Loeb Arbitrage Management, Inc., ("LAM"), a Delaware corporation, with the same address. Loeb Arbitrage B Fund LP ("LAFB") is a Delaware limited partnership. Its general partner is Loeb Arbitrage B Management, LLC. The President of these general partners is Gideon J. King. The other officers of LAM are Thomas L. Kempner, Chairman of the Board, President, Peter A. Tcherepnine, Vice President, Edward J. Campbell, Vice President. Loeb Partners Corporation ("LPC"), 61 Broadway, New York, New York, 10006, is a Delaware corporation. It is a registered broker/dealer and a registered investment adviser. Thomas L. Kempner is its President and a director and its Chief Executive Officer. Norman
N. Mintz is a Vice President and also a director. Gideon J. King is Executive Vice President. Loeb Holding Corporation ("LHC"), a Maryland corporation, 61 Broadway, New York, New York, 10006 is the sole stockholder of LAM and LPC. Thomas L. Kempner is its President and a director as well as its Chief Executive Officer and majority stockholder. Norman N. Mintz and Peter A. Tcherepnine are also directors. Loeb Offshore Fund, Ltd., ("LOF") and Loeb Offshore B Fund Ltd. ("LOFB") are each a Cayman Islands exempted company. Loeb Offshore Management, LLC ("LOM") is a Delaware limited liability company, a registered investment adviser and is wholly owned by Loeb Holding Corporation. It is the investment adviser of LOF and LOFB. Gideon J. King and Thomas L. Kempner are Directors of LOF and LOFB and Managers of LOM. Loeb Marathon Fund ("LMF") is a Delaware limited partnership whose general partner is LAM. Loeb Marathon Offshore Fund Ltd. ("LMOF") is a Cayman Islands exempted company. LOM is the investment adviser of LMOF. All of the individuals named are United States citizens. None have been, within the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Compensation.
------   ------------------------------------------------

     Shares of Common Stock were acquired by LAF, LPC**, LOF, LAFB and LOFB in margin accounts maintained with Bear Stearns Securities Corp.

Item 4.  Purpose of Transaction.
------   ----------------------

     LAF, LPC**, LOF, LAFB and LOFB ("Loeb") have acquired shares of Common Stock for investment purposes. Loeb reserves the right, consistent with applicable law, to acquire additional securities of the Issuer (whether through open market purchases, block trades, private acquisitions, tender or exchange offers or otherwise).

     Loeb intends to review its investment in the Issuer on a continuing basis and may engage in discussions with management or the Board of Directors of the Issuer concerning the business and future plans of the Issuer. Depending on various factors, including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Common Stock of the Issuer, conditions in the securities markets and general economic and industry conditions, Loeb may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, seeking Board representations, making proposals to the Issuer concerning the capitalization of the Issuer, purchasing additional Common Stock and other securities of the Issuer, selling some or all of its Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock of the Issuer or changing its intention partially or entirely with respect to any and all matters referred to in Item 4.

Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

     (a) The persons reporting hereby owned the following shares of Common Stock as of September 4, 2007.

                                 Shares of Common Stock
                                 ----------------------

                        Loeb Arbitrage Fund                  356,031
                        Loeb Partners Corporation**           37,480
                        Loeb Offshore Fund Ltd.               80,801
                        Loeb Arbitrage B Fund LP             102,808
                        Loeb Offshore B Fund Ltd.             29,983
                                                             -------
                                                             607,103


The total shares of Common Stock constitute 9.18% of the 6,611,401 outstanding shares of Common Stock as reported by the issuer.
--------------------------------------------------------------------------------
**Including shares of Common Stock purchased for the account of one customer of Loeb Partners Corporation as to which it has investment discretion.

     (b)  See paragraph (a) above.

     (c) The following purchases of Common Stock have been made since Loeb's previous filing related to the Issuer:

                                     Purchases of Common Stock
                                     -------------------------

Holder                          Date        Shares         Average Price
Loeb Partners Corp.**         08-28-07       2770              $5.90
                              08-30-07       2890               6.01
                              09-04-07       3151               6.00

Holder                          Date        Shares         Average Price
Loeb Arbitrage Fund           08-28-07      29130              $5.90
                              08-30-07      29055               6.01


Holder                          Date        Shares         Average Price
Loeb Offshore Fund            08-28-07       7105              $5.90
                              08-30-07       7085               6.01


Holder                          Date        Shares         Average Price
Loeb Arbitrage B Fund         08-28-07       8485              $5.90
LP                            08-30-07       8465               6.01


Holder                          Date        Shares         Average Price
Loeb Offshore B Fund          08-28-07       2510              $5.90
Ltd.                          08-30-07       2505               6.01


---------------------
**Including shares of Common Stock purchased for the account of one customer of Loeb Partners Corporation as to which it has investment discretion.

All reported transactions were effected on NASDAQ.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
------   ---------------------------------------------------------------------
         to the Issuer.
         -------------

         None.

Item 7.  Materials to be Filed as Exhibits.
------   ---------------------------------

         None.

Signature
---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     September 7, 2007                 Loeb Partners Corporation

                                       By: /s/ Michael S. Emanuel
                                       Senior Vice President


     September 7, 2007                 Loeb Arbitrage Fund
                                       By: Loeb Arbitrage Management, Inc., G.P.

                                       By: /s/ Michael S. Emanuel
                                       Vice President


     September 7, 2007                 Loeb Offshore Fund Ltd.

                                       By: /s/ Michael S. Emanuel
                                       Vice President


     September 7, 2007                 Loeb Arbitrage B Fund LP
                                       By: Loeb Arbitrage B Management LLC, G.P.

                                       By: /s/ Michael S. Emanuel
                                       Vice President


     September 7, 2007                 Loeb Offshore B Fund Ltd.

                                       By: /s/ Michael S. Emanuel
                                       Vice President